UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Stock Purchase Agreement

On October 17, 2022, Performance Shipping Inc., a Marshall Islands corporation (“we”, “us”, “our”, or the “Company”) entered into a stock purchase agreement (the “SPA”) with Mango Shipping Corp. (“Mango”) pursuant to which we agreed to issue to Mango in a private placement 1,314,792 Series C Convertible Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Series C Preferred Shares”) in exchange for (i) all 657,396 Series B Convertible Cumulative Perpetual Preferred Shares (the “Series B Preferred Shares”) held by Mango and (ii) the agreement by Mango to apply $4,930,470 (an amount equal to the aggregate cash conversion price payable upon conversion of such Series B Preferred Shares into Series C Preferred Shares pursuant to their terms) as a prepayment by us of an unsecured credit facility agreement dated March 2, 2022 and made between us as borrower and Mango as lender, maturing in March 2023 and bearing interest at 9.0% per annum. We subsequently repaid the remaining amounts due and terminated the credit facility with Mango.  The transaction was approved by a special independent committee of our Board of Directors (the “Board”).

Series C Preferred Shares

On October 17, 2022 (the “Original Issuance Date”), we filed a Certificate of Designation (the “Certificate of Designation”) with the Registrar of Corporations of the Republic of the Marshall Islands pursuant to which we established our newly designated Series C Preferred Shares. The authorized number of Series C Preferred Shares is 1,587,314, of which 1,314,792 Series C Preferred Shares have been issued pursuant to the SPA as described above.

The following description of the terms of the Series C Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Certificate of Designation attached hereto as Exhibit 99.2.

Voting.  Each holder of Series C Preferred Shares is entitled to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible (notwithstanding the requirement that the Series C Preferred Shares are convertible only after six months following the Original Issuance Date), multiplied by 10. Except as set forth in the Certificate of Designation with respect to certain matters requiring the majority vote of the Series C Preferred Shares or as required by law, the holders of Series C Preferred Shares shall vote together as one class with the holders of Common Shares on all matters submitted to a vote of our shareholders.

Redemption.  The Series C Preferred Shares are redeemable. The Company has the right at any time, on or after the date that is the date immediately following the 15-month anniversary of the Original Issuance Date, to redeem, at its option, in whole or in part, the Series C Preferred Shares, provided that on the date of any Series C redemption notice, except with respect to any redemption for cash, less than 25% of the authorized number of Series C Preferred Shares are outstanding. The redemption price per Series C Preferred Shares shall be equal to $25.00 plus any accumulated and unpaid dividends thereon to and including the date of redemption, payable in cash or, at the Company’s election, Common Shares valued at the volume-weighted average price of the Common Shares for the 10 trading days prior to the date of redemption. The Company may undertake multiple partial redemptions.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Series C Preferred Shares will rank (i) senior to (a) common stock and (b) all Junior Securities (as such terms is defined in the Certificate of Designation), (ii) pari passu with the Parity Securities (as such term is defined in the Certificate of Designation), including the Series B Preferred Shares, and (iii) junior to Senior Securities (as such term is defined in the Certificate of Designation). The Series C Preferred Shares shall be entitled to receive a payment equal to $25, plus the amount of any accumulated and unpaid dividends thereon (whether or not such dividends shall have been declared) per Series C Preferred Share, in cash, concurrently with any distribution made to the holders of parity securities and before ay distribution shall be made to the holders of common shares or any other junior securities. The Series C Preferred Shares holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Conversion. The Series C Preferred Shares are convertible into common shares (i) at the option of the holder: in whole or in part, at any time on or after the date that is the date immediately following the six-month anniversary of the Original Issuance Date (the “Series C Conversion Period”) at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including the date of conversion, divided by a conversion price of $0.50, subject to adjustment from time to time, or (ii) mandatorily: on any date within the Series C Conversion Period on which less than 25% of the authorized number of Series C Preferred Shares are outstanding and the volume-weighted average price of the common shares for the 10 trading days preceding such date exceeds 130% of the conversion price in effect on such date, the Company may elect that all or a portion of the outstanding Series C Preferred Shares shall mandatorily convert into common shares at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including such date, divided by the conversion price.  The conversion price is subject to adjustment for any stock splits, reverse stock splits or stock dividends, and shall also be adjusted to the lowest price of issuance of common stock by the Company for any registered offering following the Original Issuance Date, provided that such adjusted conversion price shall not be less than $0.50.

Dividends. Dividends on each Series C Preferred Share (the “Series C Dividends”) shall be cumulative and shall accrue at a rate equal to 5.00% per annum of the Series C liquidation preference per Series C Preferred Share from the dividend payment date immediately preceding issuance.  When and if declared, the dividend payment dates for the Series C Preferred Shares shall be each June 15, September 15, December 15 and March 15.

Risk Factors
The following should be read in conjunction with the risk factors previously disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”).

Aliki Paliou, the Chairperson of the Board, controls a significant percentage of voting power over matters on which our shareholders are entitled to vote, and accordingly, may exert considerable influence over us and may have interests that are different from the interests of our other shareholders.

Aliki Paliou may be deemed to beneficially own 1,314,792 Series C Preferred Shares, and through the beneficial ownership of such Series C Preferred Shares controls approximately 91.6% of the vote over any matter submitted to a vote of our shareholders.  The Series C Preferred Shares bear superior voting rights to our common shares and are entitled to vote on all matters on which our shareholders are entitled to vote, and further are convertible into our common shares under certain conditions. The superior voting rights of our Series C Preferred Shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holders of the Series C Preferred Shares may conflict with the interests of our common shareholders, and as a result, the holders of our capital stock may approve actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. For additional information regarding the terms of our issued and outstanding Series B Preferred Shares, our issued and outstanding Series C Preferred Shares and the Series C Preferred Shares, which may be issued pursuant to the terms of our Series B Preferred Shares, please see “Item 10. Additional Information—B. Memorandum and Articles of Association” of our Annual Report and the Certificate of Designation attached hereto as Exhibit 99.2.

Future sales of our common stock, including through the exercise of conversion rights under our outstanding convertible preferred shares, could cause the market price of our common stock to decline.

Our amended and restated articles of incorporation authorize us to issue up to 500,000,000 shares of common stock, of which 60,728,363 shares were issued and outstanding as of the date of this Report on Form 6-K (this “Report”).

As of the date of this Report, 136,261 of our Series B Preferred Shares and 1,314,792 of our Series C Preferred Shares are currently issued and outstanding. Each Series B Preferred Share is convertible, subject to payment of a conversion price of $7.50 per Series B Preferred Share converted, into two Series C Preferred Shares, with a liquidation preference of $25.00 per share, during the conversion period for the Series B Preferred Shares, which will begin no earlier than February 3, 2023. Each Series C Preferred Share will be convertible, at the option of the holder at any time and from time to time after six months from the date of original issuance of such Series C Preferred Share, into a number of common shares at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including the conversion date, divided by $0.50. For additional information regarding the terms of our issued and outstanding Series B Preferred Shares, our issued and outstanding Series C Preferred Shares and the Series C Preferred Shares which may be issued pursuant to the terms of our Series B Preferred Shares, please see “Item 10. Additional Information—B. Memorandum and Articles of Association” of our Annual Report and the Certificate of Designation attached hereto as Exhibit 99.2.

We may offer and sell our common stock or securities convertible into our common stock from time to time, through one or more methods of distribution, subject to market conditions and our capital needs. The market price of our common stock could decline from its current levels due to sales of a large number of shares in the market, including sales of shares by our large shareholders, our issuance of additional shares, or securities convertible into our common stock or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock. The issuance of such additional shares of common stock would also result in the dilution of the ownership interests of our existing shareholders.

Our Series B Preferred Shares are convertible under certain circumstances into preferred shares with superior voting rights, which may limit the ability of our common shareholders to control or influence corporate matters, and the interests of the holders of such shares could conflict with the interests of common shareholders.

As of the date of this Report, 136,261 of our Series B Preferred Shares are currently issued and outstanding. Each Series B Preferred Share is convertible, subject to payment of a conversion price of $7.50 per Series B Preferred Share converted, into two Series C Preferred Shares during the conversion period for the Series B Preferred Shares, which will begin no earlier than February 3, 2023. Upon such conversion and issuance, our Series C Preferred Shares will bear superior voting rights to our common shares and will be entitled to vote on all matters on which our shareholders are entitled to vote, and are further convertible into our common shares under certain conditions. Assuming all issued and outstanding Series B Preferred Shares are converted into Series C Preferred Shares (and assuming no other changes to our capitalization and no adjustments to the conversion price of the Series C Preferred Shares), holders of our Series C Preferred Shares will control the vote over any matter submitted to a vote of our shareholders. The superior voting rights of our Series C Preferred Shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holders of the Series C Preferred Shares may conflict with the interests of our common shareholders, and as a result, the holders of our capital stock may approve actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares. For additional information regarding the terms of our issued and outstanding Series B Preferred Shares and the Series C Preferred Shares which may be issued pursuant to the terms of our Series B Preferred Shares, please see “Item 10. Additional Information—B. Memorandum and Articles of Association” of our Annual Report and the Certificate of Designation attached hereto as Exhibit 99.2.

Update on Outstanding Capital Stock

As of the date of this Form 6-K, the Company’s outstanding capital stock consists of 60,728,363 issued and outstanding common shares, 136,261 Series B Preferred Shares and 1,314,792 Series C Preferred Shares.

Special Meeting of Shareholders

Attached to this Report as Exhibit 99.4 is the Notice of Special Meeting of Shareholders and Proxy Statement of the Company, which was mailed to shareholders of the Company on or around October 21, 2022.

Attached to this Report as Exhibit 99.5 is the Proxy Card of the Company, which was mailed to shareholders of the Company on or around October 21, 2022.

Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to the vessels we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

EXHIBIT INDEX

99.1	Press release dated October 21, 2022 entitled “Performance Shipping Inc. Announces Restructuring of Related-Party Debt and Date of Special Meeting of Shareholders”

99.2	Certificate of Designation of Series C Preferred Shares dated October 17, 2022

99.3	Stock Purchase Agreement dated October 17, 2022

99.4	Notice of Special Meeting of Shareholders and Proxy Statement

99.5	Proxy Card

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, and the Company’s registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 21, 2022

PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Name:	Andreas Michalopoulos
Title:	Chief Executive Officer